Resolution plc
1 Wythall Green Way
Wythall
Birmingham
B47 6WG

tel 0870 887 0001
fax 0870 887 0002
www.resolutionplc.com

RECEIVED
2008 APR 28 A 8:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 April 2008

[redacted]

08002154

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
APR 30 2008
THOMSON REUTERS

Re: Resolution plc – Rule 12g3-2(b) Exemption

SEC File Number 82-35079

Dear Sirs

I herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached documentation and Appendix covering information that has been filed with Companies House. This submission covers the period from 1 March 2008 to 31 March 2008 and supplements the information that the company has made public, filed and distributed since it applied for an exemption under the Rule on 21 March 2007.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

As previously notified from 5 July 2007 all information that has been made public by the Company and announcements filed with the London Stock Exchange will be available at Resolution plc's website under the Investor Section; this information can be obtained by using the following links :-

FORM 2879/1 09/05

London Stock Exchange announcements	http://www.resolutionplc.com/investor_rns.shtml
Results announcements	http://www.resolutionplc.com/investor_results2007.shtml
Annual report and accounts	http://www.resolutionplc.com/investor_resolutionannualreports.shtml
Equity and debt investor library	http://www.resolutionplc.com/investor_library.shtml
Merger Information	http://www.resolutionplc.com/investor_fp_mergerinformation.shtml
Annual general meeting information	http://www.resolutionplc.com/investor_annualgeneralmeeting.shtml
Financial calendar	http://www.resolutionplc.com/investor_financialcalendar.shtml
Dividends	http://www.resolutionplc.com/investor_dividendhistory2007.shtml

For filings made to Companies House these will be continued to be supplied on a monthly basis via hard copy unless significant information is disclosed in the interim, in which case a further submission will be made as soon as practicable.

If there are any queries regarding this return please do not hesitate to contact me.

Steven Watts
Assistant Company Secretary
Resolution PLC

Direct Dial 01564 204339
Fax Number 01564 828811
E-mail steven.watts@resolutionplc.com

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY OR ITS PREDECESSORS FROM 1 MARCH 2008 TO 31 MARCH 2008

Appendix A1: Press Releases

Release Date	Title
NA	Available on the website at http://www.resolutionplc.com/investor.jsp.

Appendix A2: Companies House Filings

Date Filed	Document Type	Companies House Filing
26 March 2008	88(2)	Allotment of Shares
26 March 2008	88(2)	Allotment of Shares

Appendix A3: Other Public Disclosures

Date Released	Filing Entity	Announcement Type
NA	Resolution plc	Available on the website at http://www.resolutionplc.com/investor.jsp

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	03	2008			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	869	378	451
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£4.5476	£5.15	£3.4282

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

File Number - 82-35079

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mrs Dorothy Smith		
Address: 25 Main Street, Gowdall, Nr Goole, East Yorkshire	Ordinary	968
	~~Ordinary~~	
UK Postcode DN14 0AG	~~Ordinary~~	
Name(s): Graeme Cluskey		
Address: 16 Redmain Way, Croxteth Park, Liverpool	Ordinary	730
UK Postcode L12 0LU		
Name(s):		
Address:		
UK Postcode		
Name(s):		
Address:		
UK Postcode		
Name(s):		
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20.3.08

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B13 0US

Tel 01564 202670

DX number DX exchange

Companies House

— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	14	03	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3277		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share (including any share premium)	£1.0757		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

File Number - 82-35079

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Terry Powney	Class of shares allotted	Number allotted
Address: 99 Bevan Lee Road, Cannock, Staffordshire	Ordinary	3277
UK Postcode W S 1 1 2 P U		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 20.3.08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B13 0US

Tel 01564 202670

DX number DX exchange

END